December 6, 2004


Via Facsimile (478) 743-4204 and U.S. Mail

Michael White
Martin Snow, LLP
240 Third Street
P.O. Box 1606
Macon, Georgia 31202

RE:	West Metro Financial Services, Inc.
      Schedule 13E-3 filed October 15, 2004
      File no. 5-80090

      Preliminary Schedule 14A filed September 15, 2004, as amended
      File no. 333-67494

Dear Mr. White:

      We have the following comments on the above-referenced filings.

Schedule 13E-3

1. We note your statement of acknowledgement on behalf of Mr.
Womble,
West Metro Financial Services and West Metro Facilitation. Please provide similar statements from each filing person added to the 13E-
3..

Special Factors, page 10

	Background to the Merger, page 10

2. We note your response to prior comment 9. Please provide a range of potential costs for an issuer tender offer or an open market repurchase.

Fairness Determination by filing persons, page 19

3. We note your response to prior comment 15. Please disclose what consideration the board gave to the projections in its fairness determination. In that regard, we note the projections indicate that your assets will increase from $72,000,000 to $200,000,000 and net income will increase from $382,000 to $1,500,000 from 2003 to 2006.

Closing Information

      Please revise the proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.


      Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638 or email at PressmanM@sec.gov. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Michael Pressman
								Office of Mergers and
Acquisitions
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December 6, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE